Form 4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL


OMB Number:  3235-0287


Expires: January 31, 2005
[ ]
Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).

Estimated average burden
hours per response. . . 0.5


1. Name and Address of Reporting Person*
 Callahan, Larry
2. Issuer Name and Ticker or Trading Symbol
Waxman Industries, Inc. (WAXM)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

__ Director                            __X_ 10% Owner
__ Officer (give title below)   ___ Other (specify below)

(Last)             (First)            (Middle)

C/O Huntleigh Securities 7800 Forsyth Blvd. 5th Floor
3. I.R.S. Identification Number of Reporting Person, if an entity
(voluntary)
4. Statement for Month/Day/Year

February 2002

(Street)

St. Louis                 Missouri       63105

5. If Amendment, Date of Original (Month/Day/Year)


7. Individual or Joint/Group Filing
(Check Applicable Line)
_X_ Form filed by One Reporting Person
___ Form filed by More than One Reporting Person
(City)             (State)             (Zip)
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security
(Instr. 3)
2. Transaction
Date
(Month/Day/Year)
3. Transaction
Code
(Instr. 8)
4. Securities Acquired (A)
or Disposed of (D)
(Instr. 3, 4 and 5)
5. Amount of Securities
Beneficially Owned
Following Reported
Transactions
(Instr. 3 and 4)
6. Ownership Form:
Direct (D)
or Indirect (I)
(Instr. 4)
7. Nature of Indirect
Beneficial Ownership
(Instr. 4)


Code
V
Amount
(A) or (D)
Price



Common Stock, $.01 par value
02/20/03
P

9,175
A
$4.25
49,275
I
(1)
Common Stock, $.01 par value






100,800
D

Common Stock, $.01 par value






8,500
I
(2)
Common Stock, $.01 par value






9,300
I
(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instructions 4(b)(v).

Potential persons who are to respond to the collection of
 information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Over)
SEC 1474 (9-02)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.
Title of Derivative Security
(Instr.3)
2.
Conversion or
Exercise
Price of
Derivative
Security
3.
Transaction
Date
(Month/
Day/Year)
3A.
Deemed Execution
Date, if any
(Month/
Day/Year)
4.
Transaction Code
(Instr. 8)
5.
Number of Derivative
Securities
Acquired (A) or Disposed of (D)
(Instr.3,4
and 5)
6.
Date Exercisable
and Expiration Date
(Month/Day/Year)
7.
Title and Amount of
Underlying Securities
(Instr. 3 and 4)
8.
Price of
Derivative
Security
(Instr. 5)
9.
Number of
Derivative
Securities
Beneficially
Owned Following Reported Transaction(s)
(Instr. 4)
10.
Ownership
Form of
Derivative
Security:
Direct (D) or Indirect (I)
(Instr. 4)
11.
Nature of
Indirect
Beneficial
Ownership
(Instr. 4)




Code
V
(A)
(D)
Date
Exercisable
Expiration
Date
Title
Amount
or
Number
of Shares





















Explanation of Responses:

(1) Owned directly by Mr. Callahan's IRA Account
(2) Owned directly by Mrs. Terri Callahan's IRA Account, Mr. Callahan's spouse.
(3) Owned directly by Mr. Callahan's minor children.

**
Intentional misstatements or omissions of facts constitute
Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
/s/ Larry Callahan

**Signature of Reporting Person
02/21/2003

Date
Note:
File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
Page 2